Exhibit 99.1

ENERPLUS CORPORATION

(the “Corporation”)

Annual Meeting of Shareholders

May 3, 2018

REPORT OF VOTING RESULTS

National Instrument 51-102 — Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon			Outcome of Vote

1.	The election of the following individuals as directors of the Corporation for the following year:
	(a)	Michael R. Culbert	Approved 98.70% For, 1.3% Withheld
	(b)	Ian C. Dundas	Approved 98.96% For, 1.04% Withheld
	(c)	Hilary A. Foulkes	Approved 98.68% For, 1.32% Withheld
	(d)	Robert B. Hodgins	Approved 91.71% For, 8.29% Withheld
	(e)	Susan M. MacKenzie	Approved 94.12% For, 5.88% Withheld
	(f)	Elliott Pew	Approved 98.95% For, 1.05% Withheld
	(g)	Glen D. Roane	Approved 89.94% For, 10.06% Withheld
	(h)	Jeffrey W. Sheets	Approved 99.34% For, 0.66% Withheld
	(i)	Sheldon B. Steeves	Approved 99.33% For, .67% Withheld
2.	The appointment of KPMG LLP as the auditors of the Corporation		Approved 99.20% For, 0.80% Withheld
3.	The acceptance of the non-binding resolution on the Corporation’s approach to executive compensation		Approved 95.65% For, 4.35% Against